Exhibit 4.9

December 3, 2024

To: MEDIROM Healthcare Technologies Inc.

1-4-28 Mita, Minato-ku, Tokyo
Kufu Company Inc.
Yoshiteru Akita, Representative Director
[Stamped Seal]

Notice

Regarding the First Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. issued by your company on December 28, 2022 (the “Convertible Bonds”), notwithstanding the provisions of Article 18(3) of the Convertible Bonds, we hereby waive the right to adjust the conversion price of the Convertible Bonds in connection with any capital raise your company effects through December 31, 2025, and this letter provides notice thereof.

[End]